[redacted]

14047981

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
404

JNITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 41088

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Transportation Group (Securities) Limited.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Madison Avenue, Suite 1504
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph J. Steuert (212) 319-0323
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700 (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

The Transportation Group (Securities) Limited

Statement of Financial Condition and Independent Auditor's Report
December 31, 2013

The Transportation Group (Securities) Limited

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Joseph J. Steuert, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to The Transportation Group (Securities) Limited for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Notary Public

MANOHARAN MAHADEVA
Notary Public, State of New York
No. 01MA6096859
Qualified in Westchester County
Commission Expires August 11, 2015

March 03rd, 2014
New York, New York

The Transportation Group (Securities) Limited
Table of Contents
December 31, 2013

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of
The Transportation Group (Securities) Limited

We have audited the accompanying statement of financial condition of The Transportation Group (Securities) Limited (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Transportation Group (Securities) Limited as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY

February 28, 2014

The Transportation Group (Securities) Limited

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	7,917
Receivable from affilliate		64,264
Total assets	$	72,181
Liabilities and Shareholder's Equity		
Accrued expenses	$	1,127
Shareholder's equity		
Common stock, $2.00 par value per share; 100 shares authorized, 2 shares issued and outstanding	$	4
Additional paid-in capital		286,714
Accumulated deficit		(215,664)
Total shareholder's equity	$	71,054
Total liabilities and shareholder's equity	$	72,181

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

The Transportation Group (Securities) Limited (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company, a Hong Kong corporation, is a wholly-owned subsidiary of The Transportation Group (Capital) Limited ("TTGC" or the "Affiliate"). The Company maintains its place of business in New York City, within the offices of TTGC under the terms of a service agreement (Note 3).

TTGC and its subsidiaries is a boutique investment bank providing investment offerings, investment research and arrangement, and advisory services to the aviation and rail transportation industries, from offices in New York City, London and Hong Kong. TTGC specializes in the arrangement and placement of fixed income, equity and lease financings with a broad range of European, North American and Asian institutional investors, on behalf of aviation and rail clients based around the world.

The Company provides TTGC with such broker-dealer services in the United States of America as TTGC may at any time require including the private placement of debt and equity securities with clients located in the United States of America, in accordance with the federal and state securities laws and rules and regulations.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Revenues from the Company's investment banking services are earned in accordance with the terms of contracts it enters into with its clients. The Company recognizes investment banking fees as revenue when such revenues are earned, as stipulated by the related contract, and are no longer subject to negotiation or refund. Revenues from advisory services are recognized when the Company has substantially completed its work with respect to such transaction.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files separate federal, state and local income tax returns. The provision for income taxes included in the statement of operations represents minimum New York State and local taxes as required by these jurisdictions. The company has federal and state net operating loss carryforwards of approximately $29,730 as of December 31, 2013, which are available to offset future taxable income, if any, and expire in years beginning in 2013. A full valuation allowance has been established for the Company's net operating loss carryforwards.

At December 31, 2013, management has determined that the Company has no uncertain tax positions that would require financial statement recognition. Tax years subsequent to 2010 remain subject to examination by tax authorities.

3. Transactions with related parties

Under the terms of a service agreement between TTGC and the Company (the "Agreement") dated January 1, 2009, TTGC is to make available to the Company sufficient office space, other facilities and personnel for the performance of the Company's broker-dealer services provided to TTGC. The Company agrees to pay a management fee to TTGC, equal to 99% of its broker-dealer services revenue, net of any expenses actually paid by the Company, for such office space, facilities and personnel. In accordance with the Agreement, the Company is obligated to pay the management fees to TTGC only upon the collection of the broker-dealer services' revenue. TTGC has indemnified the Company for any liability arising from the performance of its services under the Agreement. The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated independently.

Under the terms of an expense sharing agreement between TTGC and the Company (the "Expense Agreement"), effective January 1, 2007, the Company agreed to pay a monthly fee of $1,000 for Office and Administrative services provided by TTGC.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $6,790 which exceeded the required net capital by approximately $1,790. The ratio of aggregate indebtedness to net capital, at December 31, 2013 was .17 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(i) of that rule.

5. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a Securities Investor Protection Corporation member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments are mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

6. Subsequent Events

In preparing its financial statements, the Company has evaluated subsequent events through the date that they were issued.